SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]
Information to Be Included In Statements Filed Pursuant to § 240.13d-1(a) And Amendments Thereto Filed Pursuant to § 240.13d-2(a)
(Amendment No. _____)*

Stoneleigh Partners Acquisition Corp.
(Name of Issuer)

Common Stock , $0.0001 PAR VALUE
(Title of Class of Securities)

861923100
(CUSIP Number)

Gary D. Engle 20 Marshall Street, Suite 104 South Norwalk, CT 06854 (203) 663-4200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

October 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 861923100	13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS. Gary D. Engle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of	7.	SOLE VOTING POWER 2,236,474
Shares Beneficially owned by	8.	SHARED VOTING POWER - 0 -
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER 2,236,474
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,236,474
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.56%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 861923100	13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS. Hera Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	7.	SOLE VOTING POWER 1,232,600
Shares Beneficially owned by	8.	SHARED VOTING POWER - 0 -
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER 1,232,600
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.61%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 861923100	13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS. Hera Financial Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of	7.	SOLE VOTING POWER 1,232,600
Shares Beneficially owned by	8.	SHARED VOTING POWER - 0 -
Each Reporting Person With	9.	SOLE DISPOSITIVE POWER 1,232,600
	10.	SHARED DISPOSITIVE POWER - 0 -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.61%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Shares”) of Stoneleigh Partners Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 20 Marshall Street, #104, South Norwalk, CT 06854.

Item 2.  Identity and Background.

Gary D. Engle is a citizen of the United States of America. Each of Hera Financial LLC (“Hera”) and Hera Financial Management LLC (“Hera Management”) is a Delaware limited liability company. Mr. Engle, Hera and Hera Management are collectively referred to as the “Filing Persons”. The principal business address and the address of the principal office for the Filing Persons is 20 Marshall Street, #104, South Norwalk, CT 06854. Mr. Engle’s principal occupation is a financial investor. Mr. Engle also serves as the Issuer’s Chairman and Chief Executive Officer. Hera is primarily engaged in general investment activity. Hera Management is the sole manager of Hera and Hera Management is wholly-owned by Mr. Engle. Mr. Engle, therefore, has sole voting control and investment discretion over the securities held by Hera.

None of the Filing Persons, nor any member, manager, or controlling person of Hera, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Fund or Other Consideration.

During the period October 16, 2008 through October 20, 2008, Hera purchased an aggregate of 1,232,600 Shares. The source of the funds that were used to acquire to such Shares was the working capital of Hera. The aggregate cost of the Shares purchased was $9,156,393. The remainder of 1,003,874 Shares are founder shares owned by Mr. Engle and previously reported on a Schedule 13G filed with the Securities and Exchange Commission on September 2, 2008.

Item 4. Purpose of the Transaction.

The purpose of the acquisitions of the Shares is for investment, and the acquisitions of the Shares were made in the ordinary course of business and not for the purpose of acquiring control of the Issuer. The Filing Persons intend to review their investment in the Issuer on a continuing basis. The Filing Persons currently intend to increase their investment in the Issuer through the purchase of Shares, units and/or warrants, either in the open market or in privately-negotiated transactions. Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Filing Persons’ overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Filing Persons will acquire additional securities of the Issuer. The Filing Persons reserve the right to change their current plans and intentions, which may include a decision not to acquire additional securities of the Issuer or to sell some or all of their Shares, units and/or warrants in the open market, in private transactions, or otherwise.

Except as set forth in this Item 4, the Filing Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer.

(a) - (b) According to the Issuer’s Annual Report on Form 10-K for the year ended July 31, 2008, there were, as of October 3, 2008, 34,097,500 Shares outstanding.

Gary Engle

As of 4:00 pm, New York City time, on October 20, 2008, Gary Engle beneficially owns, in the aggregate, 2,236,474 Shares, representing approximately 6.56% of the Issuer’s outstanding Shares, including (i) 1,003,874 Shares (2.94%) owned by Mr. Engle individually and (ii) 1,232,600 Shares (3.61%) owned by Hera.

Mr. Engle has sole voting power and sole dispositive power with regard to all such Shares.

Hera and Hera Management

As of 4:00 pm, New York City time, on October 20, 2008, Hera and Hera Management beneficially own an aggregate of 1,232,600 Shares, representing approximately 3.61% of the Issuer’s outstanding Shares.

Mr. Engle has sole voting power and sole dispositive power with regard to all such Shares.

(c) The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 20, 2008. The transactions by Hera represent purchases and the transaction by Engle reflects a disposition of Shares. Except as otherwise noted, all such transactions were effected in the open market and the table includes commissions paid in per share prices.

Name	Date	No. of Shares	Price Per Share ($)	Transaction Type
Gary D. Engle	August 27, 2008	2,342,370	0	Gift to the Gary D. Engle 2008 GRAT
Hera Financial LLC	October 16, 2008	450,000	7.42	Purchase
	October 17, 2008	572,500	7.42	Purchase
	October 17, 2008	100	7.43	Purchase
	October 20, 2008	210,000	7.47	Purchase

(d) Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Except as described herein and in the Issuer’s Registration Statement on Form S-1 (Registration No. 333-133235) with respect to certain restrictions and voting obligations of Mr. Engle, none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement dated October 27, 2008
99.2
Insider Letter Agreement dated April 4, 2007 by and among Gary Engle, the Issuer and HCFP/Brenner Securities LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on April 9, 2007 )

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2008

/s/ Gary Engle Gary D. Engle Hera Financial LLC By: Hera Financial Management, LLC By: /s/ Gary Engle Gary D. Engle, Manager Hera Financial Management LLC By: /s/ Gary Engle Gary D. Engle, Manager